Filed Pursuant to Rule 424(b)(2)
Registration No. 333-100861
PROSPECTUS SUPPLEMENT
(To Prospectus dated November 7, 2002)

$350,000,000

Southwest Airlines Co.

5 1/4% Notes Due 2014

          The notes will bear interest at the rate of 5 1/4% per year and will mature on October 1, 2014. Interest on the notes is payable on April 1 and October 1 of each year, beginning on April 1, 2005. We may redeem some or all of the notes at any time. The redemption prices are discussed under the caption “Description of Notes — Redemption.”

      The notes will be unsecured and unsubordinated obligations of our company and will rank equally with all of our other unsecured and unsubordinated indebtedness. The notes will not be entitled to the benefit of any sinking fund.

      Investing in the notes involves risks. See “Risk Factors” beginning on page S-4.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public Offering Price	99.389%	$347,861,500
Underwriting Discount	.65%	$2,275,000
Proceeds to Southwest Airlines Co. (before expenses)	98.739%	$345,586,500

      Interest on the notes will accrue from September 17, 2004 to date of delivery.

      The underwriters expect to deliver the notes in book-entry form only, to purchasers on or about September 17, 2004.

Sole Book-running Manager	Joint-Lead Manager
Citigroup	SunTrust Robinson Humphrey

Barclays Capital

BNP PARIBAS

Deutsche Bank Securities

UBS Investment Bank

September 14, 2004

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover page of this prospectus supplement.

The Offering

Issuer	Southwest Airlines Co., a Texas corporation

Notes Offered	$350,000,000 principal amount of 5 1/4% Notes Due 2014.

Maturity	The notes will mature on October 1, 2014.

Interest Payment Dates	April 1 and October 1 of each year, commencing April 1, 2005.

Ranking	The notes will be our direct, unsecured and unsubordinated obligations and will rank pari passu, or equal in right of payment, with any other series of notes and with our other unsubordinated indebtedness.

Redemption	We may redeem the notes at our option at any time prior to maturity, in whole or in part, in exchange for payment to you of the redemption price as specified herein. See “Description of Notes — Redemption” for a description of the calculation of the amount you will receive upon a redemption of your notes. We are not required to establish a sinking fund to retire the notes prior to maturity.

Certain Covenants	The indenture governing the notes contains certain covenants that, among other things, limit our ability to engage in mergers and consolidations or transfer all or substantially all of our assets. See “Description of Debt Securities Southwest May Offer” in the accompanying prospectus.

Use of Proceeds	The net proceeds from the offering of the notes will be used for general corporate purposes. See “Use of Proceeds.”

RISK FACTORS

      You should carefully review the information included elsewhere and incorporated by reference in this prospectus supplement and the accompanying prospectus and should particularly consider the following matters.

      This prospectus supplement and the accompanying prospectus include or incorporate by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which represent our expectations or beliefs concerning future events. When used in this prospectus supplement and the accompanying prospectus and the incorporated documents, the words “expects,” “plans,” “anticipates” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus supplement are based upon information available to us on the date of this prospectus supplement. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our expectations.

      Absence of Certain Covenants. The terms of the notes do not limit our ability to incur additional indebtedness, to mortgage or pledge any of our assets or to pay dividends or make other distributions in respect of, or redeem or repurchase, our common stock. In addition, the notes do not contain provisions that would give holders of the notes the right to require us to repurchase their notes in the event of a change of control or a decline in the credit rating of our debt securities resulting from a takeover, recapitalization or similar restructuring or any other reason.

      Absence of Public Market. The notes are new securities for which there presently is no market. Although the underwriters have advised us that they currently intend to make a market in the notes, they are not obligated to do so and any such market making may be discontinued at any time without notice in the sole discretion of the underwriters. If an active public market does not develop, the market price and liquidity of the notes may be adversely affected. If a trading market develops for the notes, the future trading prices thereof will depend on many factors including, among other things, our results of operations, prevailing interest rates, the market for securities with similar terms and the market for securities of other companies in similar businesses. We do not intend to apply for a listing of the notes on any securities exchange or for their quotation through any automated dealer quotation system.

      Risks and Uncertainties Associated with Our Operations. As a domestic commercial airline, we are subject to many operational risks and uncertainties that could cause actual results to differ materially from historical experience or our present expectations. Several of these risks and uncertainties are related to the September 11, 2001 terrorist attacks, such as new airline and airport security directives, the availability and cost of war-risk and other aviation insurance, as well as the possibility of further terrorist attacks or additional incidents that could cause the public to question the safety and efficiency of air travel. Other risks and uncertainties relate to competitive factors, such as fare sales and capacity decisions by us and our competitors and changes in our competitors’ flight schedules and codesharing programs, as well as mergers, acquisitions and bankruptcies within the airline industry. In addition, there are factors that could affect the Company’s ability to control its costs, such as the results of Employee labor contract negotiations and other Employee expenses, the largely unpredictable prices of jet fuel and the continued effectiveness of our fuel hedging strategy, as well as unscheduled aircraft airframe or engine repairs and related regulatory requirements. Our operations can also be disrupted periodically by adverse weather conditions and air traffic control-related constraints and are subject to the risk of internal failures of technology or large-scale external interruptions in technology infrastructure, such as power, telecommunications, or the internet.

      Additional information concerning these and other factors is contained in our SEC filings, including but not limited to our Forms 10-K, 10-Q and 8-K.

THE COMPANY

      Southwest Airlines Co. is a major domestic airline that provides primarily shorthaul, high-frequency, point-to-point, low-fare service. We were incorporated in Texas in 1967 and commenced Customer Service on April 18, 1971 with three Boeing 737 aircraft serving three Texas cities — Dallas, Houston, and San Antonio. At year-end 2003, we operated 388 Boeing 737 aircraft and provided service to 59 airports in 58 cities in 30 states throughout the United States. We commenced service to Philadelphia, Pennsylvania on May 9, 2004. Based on data for May 2004 (the latest available data), we are the largest carrier in the United States based on domestic passengers boarded and scheduled domestic departures. Our business is somewhat seasonal, and quarterly operating income and, to a lesser extent, revenues tend to be lower in the first quarter (January 1 - March 31).

      Additional information about us is included in our reports and other documents incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus.

USE OF PROCEEDS

      We expect our net proceeds from the offering of the notes to be approximately $345.4 million, after deducting the underwriting discount and our estimated offering expenses. We will use the net proceeds for general corporate purposes.

CAPITALIZATION

      The following table sets forth our unaudited consolidated capitalization at June 30, 2004, and as adjusted for the issuance and sale of the notes.

	Actual	As Adjusted

	(In thousands)
Long-term debt(1):
5 1/4% Notes due 2014	$—	$350,000
Aircraft Secured Notes due 2004	175,000	175,000
8% Notes due 2005	100,000	100,000
Aircraft Secured Notes due 2006	57,848	57,848
Pass Through Certificates	547,234	547,234
7 7/8% Notes due 2007	100,000	100,000
French Credit Agreements	45,851	45,851
6 1/2% Notes due 2012	361,403	361,403
7 3/8% Debentures due 2027	100,000	100,000
Capital leases	82,243	82,243
Debt discount and issue costs	(13,218)	(13,218)

Total long-term debt	1,556,361	1,906,361
Less current maturities of long-term debt	(317,082)	(317,082)

Total long-term debt less current maturities	$1,239,279	$1,589,279
Stockholders’ equity:
Common stock, $1.00 par value; authorized — 2,000,000,000 shares; issued and outstanding — approximately 790,182,000 shares	790,182	790,182
Capital in excess of par value	262,632	262,632
Retained earnings	3,978,809	3,978,809
Treasury Stock	(64,816)	(64,816)
Accumulated other comprehensive income	286,497	286,497

Total stockholders’ equity	5,253,304	5,253,304

Total capitalization	$6,492,583	$6,842,583

(1)	For additional information as to our long-term debt and lease obligations, see our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:

					Six Months Ended
Year Ended December 31,					June 30,

1999	2000	2001	2002	2003	2003	2004

5.01	5.97	4.94	2.50	3.92	4.53	2.83

      Earnings represent:

•	Income before income taxes, excluding the cumulative effect of accounting changes; plus

•	Fixed charges, excluding capitalized interest.

      Fixed charges include:

•	Interest, whether expensed or capitalized; and

•	A portion of rental expense. Our management believes this is representative of the interest factor in those periods.

DESCRIPTION OF NOTES

      We will issue the notes under the indenture referred to in the accompanying prospectus between us and Wells Fargo Bank, N.A., as trustee. The following description, together with the description in the accompanying prospectus under the caption “Description of Debt Securities Southwest May Offer,” is a summary of the material provisions of the notes and the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. We have filed a form of the indenture as an exhibit to our registration statement, which includes the accompanying prospectus. This description of the notes supplements, and, to the extent it is inconsistent, replaces, the description of the general provisions of the notes and the indenture in the accompanying prospectus. The notes are a series of our debt securities as that term is used in the accompanying prospectus.

      With certain exceptions and pursuant to certain requirements set forth in the indenture, we may discharge our obligations under the indenture with respect to the notes as described under the caption “Description of Debt Securities Southwest May Offer — Defeasance” in the accompanying prospectus.

Principal, Maturity and Interest

      The notes will mature on October 1, 2014. Although we are offering $350 million principal amount of the notes, we may issue and sell additional principal amounts of the notes in the future without the consent of the holders of the notes. Any additional notes, together with these notes, constitute a single series of notes under the indenture, and are designated as the 5 1/4% Notes Due 2014.

      Interest on the notes will accrue at the rate of 5 1/4% per year and will be payable semiannually on each April 1 and October 1, commencing April 1, 2005. We will make each interest payment to the person in whose name the notes are registered at the close of business on the relevant March 15 and September 15 preceding the applicable interest payment date. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. If any interest payment date, redemption date or maturity date falls on a day that is not a business day, the payment will be made on the next business day with the same force and effect as if made on the relevant interest payment date, redemption date or maturity date, and, unless we default on the payment, no interest will accrue for the period from and after the interest payment date, redemption date or maturity date.

Redemption

      We will have the right to redeem the notes, in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to such redemption date.

      For purposes of determining the redemption price, the following definitions are applicable:

      “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

      “Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

      “Quotation Agent” means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

      “Reference Treasury Dealer” means each of Citigroup Global Markets Inc., SunTrust Capital Markets, Inc. and three other Reference Treasury Dealers determined by us and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

      “Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity or interpolated yield (on a day count basis) of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

      There will be no sinking fund for the notes.

Redemption Procedures

      We will provide not less than 30 nor more than 60 days’ notice mailed to each registered holder of the notes to be redeemed. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes or portions of such notes called for redemption.

      If fewer than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not listed on a national securities exchange, on a pro rata basis, provided, however, that the notes will be redeemed only in the amount of $1,000 or integral multiples thereof.

Ranking

      The notes will be our direct, unsecured and unsubordinated obligations. The notes will rank pari passu, or equal in right of payment, with all of our other unsubordinated indebtedness and senior in right of payment to all of our future subordinated debt. The indenture contains no restrictions on the amount of additional indebtedness that we may issue under it.

Denominations

      The notes will be issuable in denominations of $1,000 and integral multiples of $1,000.

Book-Entry, Delivery and Form

      The notes will be issued initially in the form of a global security registered in the name of The Depository Trust Company (“DTC”) or its nominee, as described under the caption “Description of Debt Securities Southwest May Offer — Global Securities” in the accompanying prospectus.

      DTC has advised us and the underwriters of the notes as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters of the notes), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own interests in DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain custodial relationship with a participant, either directly or indirectly.

      Settlement for the notes will be made in same-day funds. We will make all payments of principal and interest on any notes held by DTC in immediately available funds. To the extent any notes are held by DTC, DTC will require secondary trading activity in the notes to be settled in immediately available funds.

Governing Law

      The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of Texas.

UNDERWRITING

      Citigroup Global Markets Inc. is acting as the sole book-running manager of the offering, and it and SunTrust Capital Markets, Inc., the joint-lead manager, are acting as representatives of the underwriters named below.

      Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite that underwriter’s name.

Principal
Underwriter	Amount

Citigroup Global Markets Inc.	$175,000,000
SunTrust Capital Markets, Inc.	70,000,000
Barclays Capital Inc.	26,250,000
BNP Paribas Securities Corp.	26,250,000
Deutsche Bank Securities Inc.	26,250,000
UBS Securities LLC	26,250,000

Total	$350,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the notes if they purchase any of the notes. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

      The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed .40% of the principal amount of the notes. The underwriters may allow, and dealers may reallow a concession not to exceed .25% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by
Southwest

Per note	.65%

      In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our total expenses for this offering will be $200,000.

      Affiliates of each of the underwriters are lenders under our revolving credit facility. In addition, the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

VALIDITY OF NOTES

      The validity of the notes will be passed upon for us by Deborah Ackerman, Vice President — General Counsel of our company, and for the underwriters by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. represents us from time to time in matters unrelated to this offering. Ms. Ackerman beneficially owns approximately 138,466 shares of our common stock. Members of Vinson & Elkins L.L.P. involved in this offering beneficially own approximately 27,500 shares of our common stock.

EXPERTS

      Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PROSPECTUS

Southwest Airlines Co.

Debt Securities

        By this prospectus, we may offer from time to time up to $1,000,000,000 of our unsecured debt securities. When we offer debt securities, we will provide you with a prospectus supplement describing the terms of the specific issue of debt securities, including the offering price of the debt securities.

      You should read this prospectus and the prospectus supplement relating to the specific issue of debt securities carefully before you invest.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 7, 2002.

      You should rely only on the information contained in this prospectus or any prospectus supplement or information contained in documents which you are referred to in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. We are offering to sell the debt securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents, regardless of the time of delivery of the documents or any sale of the debt securities.

ABOUT THIS PROSPECTUS

      This prospectus is part of three registration statements that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total offering amount of $1,000,000,000. This prospectus provides you with a general description of the debt securities we may offer.

      Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described in the section entitled “Where You Can Find More Information.”

      For more detail, you should read our registration statements and the exhibits filed with our registration statements.

      In this prospectus, references to “Southwest,” “we,” “us” and “our” mean Southwest Airlines Co.

i

FORWARD-LOOKING STATEMENTS

      This prospectus includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which represent our expectations or beliefs concerning future events. When used in this prospectus and the incorporated documents, the words “expects,” “plans,” “anticipates” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus are based upon information available to us on the date of this prospectus. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our expectations. Additional information concerning these and other factors is contained in our SEC filings, including but not limited to our Forms 10-K, 10-Q and 8-K.

ii

THE COMPANY

      Southwest Airlines Co. is a major domestic airline that provides primarily shorthaul, high-frequency, point-to-point, low-fare service. We were incorporated in Texas in 1967 and commenced Customer Service on June 18, 1971 with three Boeing 737 aircraft serving three Texas cities — Dallas, Houston, and San Antonio. As of September 30, 2002, we operated 370 Boeing 737 aircraft and provided service to 59 airports in 58 cities in 30 states throughout the United States.

      Additional information about us is included in our reports and other documents incorporated by reference in this prospectus. Please refer to the section “Where You Can Find More Information.”

      Our principal executive offices are located at 2702 Love Field Drive, P.O. Box 36611, Dallas, Texas 75235, and our telephone number is (214) 792-4000.

USE OF PROCEEDS

      We intend to use the net proceeds from the offering of the debt securities for general corporate purposes, unless otherwise specified in the prospectus supplement relating to a specific issuance of debt securities. Such general corporate purposes may include, among other possible uses, the repayment of short-term or long-term indebtedness and capital expenditures.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:

					Nine Months Ended
Year Ended December 31,					September 30,

1997	1998	1999	2000	2001	2001	2002

3.50	4.58	5.01	5.97	4.94	5.78	2.69

      Earnings represent:

•	Income before income taxes, excluding the cumulative effect of accounting changes; plus

•	Fixed charges, excluding capitalized interest.

      Fixed charges include:

•	Interest, whether expensed or capitalized; and

•	A portion of rental expense. Our management believes this is representative of the interest factor in those periods.

DESCRIPTION OF DEBT SECURITIES SOUTHWEST MAY OFFER

      We will issue the debt securities under a contract called the indenture between us and Wells Fargo Bank, N.A., which acts as trustee. We may issue as many distinct series of debt securities under the indenture as we wish.

      The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described later in this section under “Default and Related Matters — Remedies If an Event of Default Occurs.” Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

      The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the debt securities are governed by Texas law. A copy of the indenture may be obtained from us as described below under “Where You Can Find More Information.”

      This section summarizes the material terms of the debt securities that we expect will be common to all series, although the prospectus supplement which describes the terms of each series of debt securities may also describe differences with the material terms summarized here.

      Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of certain terms used in the indenture. In this summary, we describe the meaning for only the more important terms. You must look to the indenture for the most complete description of what is described in summary form in this prospectus.

      This summary also is subject to and qualified by reference to the description of the particular terms of your series described in the prospectus supplement. Those terms may vary from the terms described in this prospectus. The prospectus supplement relating to each series of debt securities will be attached to the front of this prospectus. There may also be a further prospectus supplement, known as a pricing supplement, which contains the precise terms of debt securities you are offered.

      We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. The prospectus supplement relating to the original issue discount securities will describe federal income tax consequences and other special considerations applicable to them. The prospectus supplement relating to specific debt securities will also describe any special considerations and certain additional tax considerations applicable to such debt securities.

      In addition, the specific financial, legal and other terms particular to a series of debt securities are described in the prospectus supplement and any pricing supplement relating to the series. The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the series of debt securities;

•	any limit on the aggregate principal amount of the series of debt securities;

•	the person to whom interest on a debt security is payable, if other than the holder on the regular record date;

•	the date or dates on which the series of debt securities will mature;

•	the rate or rates, which may be fixed or variable, per annum at which the series of debt securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

•	the place or places where the principal of (and premium, if any) and interest on the debt securities are payable;

•	the dates on which interest, if any, on the series of debt securities will be payable and the regular record dates for the interest payment dates;

•	any mandatory or optional sinking funds or similar provisions;

•	the date, if any, after which and the price or prices at which the series of debt securities may, in accordance with any optional or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of those optional or mandatory redemption provisions, if any;

•	if other than denominations of $1,000 and any of its integral multiples, the denominations in which the series of debt securities will be issuable;

•	the applicability of the provisions described under “Defeasance;”

•	if the series of debt securities will be issuable only in the form of a global security, the depository or its nominee with respect to the series of debt securities and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depositary or the nominee; and

•	any other special feature of the series of debt securities.

Legal Ownership

      Street Name and Other Indirect Holders. Investors who hold debt securities in accounts at banks or brokers will generally not be recognized by us as legal holders of debt securities. This is called holding in street name. Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its debt securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to. If you hold debt securities in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting if required;

•	whether and how you can instruct it to send you debt securities registered in your own name so that you can be a direct holder as described below; and

•	how it would pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

      Direct Holders. Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered as holders of debt securities. As noted above, we do not have obligations to you if you hold debt securities in street name or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment, even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

Global Securities

      What is a Global Security? A global security is a special type of indirectly held security, as described above under “Street Name and Other Indirect Holders.” If we choose to issue debt securities in the form of global securities, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the depositary. Any person wishing to own a debt security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of securities will be issued only in the form of global securities.

      Special Investor Considerations for Global Securities. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of debt securities and instead deal only with the depositary that holds the global security.

      If you are an investor, you should be aware that if debt securities are issued only in the form of global securities:

•	You cannot get debt securities registered in your own name.

•	You cannot receive physical certificates for your interest in the debt securities.

•	You will be a street name holder and must look to your own bank or broker for payments on the debt securities and protection of your legal rights relating to the debt securities. See “Legal Ownership — Street Name and Other Indirect Holders.”

•	You may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

•	The depositary’s policies will govern payments, transfers, exchange and other matters relating to your interest in the global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interest in the global security. We and the trustee also do not supervise the depositary in any way.

      Special Situations when Global Security will be Terminated. In a few special situations described in the next paragraph, the global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, the choice of whether to hold debt securities directly or in street name will be up to you. You must consult your own bank or broker to find out how to have your interests in debt securities transferred to your own name, so that you will be a direct holder. The rights of street name investors and direct holders in the debt securities have been previously described under “Legal Ownership” in the subsections entitled “Street Name and Other Indirect Holders” and “Direct Holders.”

      The special situations for termination of a global security are:

•	When the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary and a successor depositary is not appointed by us within 90 days.

•	When we notify the trustee that we wish to terminate the global security.

•	When an event of default on the securities has occurred and has not been cured, disregarding for this purpose any requirement of notice or that the default exists for a specified period of time. (Default is discussed later under “Default and Related Matters.”)

      The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not us or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

      IN THE REMAINDER OF THIS DESCRIPTION “YOU” MEANS DIRECT HOLDERS AND NOT STREET NAME OR OTHER INDIRECT HOLDERS OF DEBT SECURITIES. INDIRECT HOLDERS SHOULD READ THE PREVIOUS SUBSECTION ENTITLED “STREET NAME AND OTHER INDIRECT HOLDERS.”

Overview of Remainder of this Description

      The remainder of this description summarizes:

•	Additional Mechanics relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments;

•	Your rights in several Special Situations, such as if we merge with another company, or if we want to change a term of the debt securities via Modification and Waiver;

•	A Defeasance clause, which may allow for us to be completely released from our payment and other obligations on the debt securities; and

•	Your rights if we Default or experience other financial difficulties.

Additional Mechanics

      Form, Exchange and Transfer. The debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations that are even multiples of $1,000.

      You may have your debt securities divided into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an exchange.

      You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform these functions ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also perform transfers.

      You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

      If we have designated additional transfer agents, they are named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

      If the debt securities are redeemable, we may block the transfer or exchange of debt securities for a period beginning 15 days before the day we mail the notice of redemption, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

      Payment and Paying Agents. We will pay interest to you if you are a direct holder listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the debt security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and is stated in the prospectus supplement. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the securities to pro rate interest fairly between buyer and seller. This prorated interest amount is called accrued interest.

      We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in Fort Worth, Texas. That office is currently located at 505 Main Street, Suite 301, Fort Worth, Texas 76102. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

      STREET NAME AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

      We may also arrange for additional payment offices, and may cancel or change these offices, including the use of the trustee’s corporate trust office. These offices are called paying agents. We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for any particular series of debt securities.

      Notices. We and the trustee will send notices regarding the debt securities only to direct holders, using their addresses as listed in the trustee’s records.

      Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Special Situations

      Mergers and Similar Events. We are generally permitted to consolidate or merge with another entity. We are also permitted to sell or convey all or substantially all of our assets to another entity. However, we may not take any of these actions unless all of the following conditions are met:

      Where we consolidate or merge out of existence or sell or convey all or substantially all of our assets, the other entity must be organized under the laws of a state or under federal law, and it must agree to be legally responsible for the debt securities.

      Immediately after the merger, sale of assets or other transaction, we must not be in default on the debt securities. A default for this purpose would also include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

Modification and Waiver

      There are three types of changes we can make to the indenture and the debt securities.

      Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

•	extend the stated maturity of the principal or interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable on an original discount security upon acceleration of the maturity of the debt security following a default;

•	impair your right to sue for payment; and

•	reduce the percentage of the principal amount of debt securities of any series or all series (voting as one class) the consent of which is needed to modify or amend the indenture.

      Changes Requiring a Vote. The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by the holders of debt securities owning at least a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect the interest of holders of the debt securities described in the next paragraph. We may obtain a waiver of a past default from the holders of debt securities owning a majority of the principal amount of the particular series affected. However, we cannot obtain a waiver of a payment default unless we obtain an individual consent to the waiver from every holder.

      Changes Not Requiring Approval. The third type of change to the indenture and the debt securities does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect the interests of holders of the debt securities. Holders of debt securities will also not be eligible to vote if the debt securities have been fully defeased as described below under “Defeasance.”

      STREET NAME AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

Absence of Restrictive Covenants

      The indenture does not contain any promises by us on how we will operate our business, and does not restrict our ability to incur debt or grant liens on our assets. If we determine to include such a promise for the benefit of a particular series of debt securities, such promise, or restrictive covenant, will be described in the prospectus supplement relating to that series of debt securities.

Defeasance

      We may be completely released from our payment and other obligations on the debt securities. The following discussion of defeasance will be applicable to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the prospectus supplement.

      If there is a change in federal tax law, or if we obtain a ruling from the Internal Revenue Service, as described below, we can legally release ourselves from any payment or other obligations on the debt securities, called full or legal defeasance, if we put in place the following arrangements for you to be repaid:

•	We must deposit in trust for your benefit and the benefit of all direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•	There must be a change in federal tax law or a ruling from the Internal Revenue Service that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

•	We must deliver to the trustee a legal opinion of our counsel confirming, among other things, the tax law change described above.

      If we are able to fully defease the debt securities, as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment.

Default and Related Matters

      Ranking. The debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The debt securities are not subordinated to any of our other debt obligations and therefore they rank equally in contractual right of payment with all of our other unsubordinated indebtedness.

      Events of Default. You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

      What is an Event of Default? The term “event of default” means any of the following:

•	We do not pay the principal or any premium on a debt security when due.

•	We do not pay interest on a debt security within 30 days of its due date.

•	We remain in breach of any other covenant or agreement in the indenture for 90 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of 25% of the outstanding principal amount of debt securities of the affected series.

•	We default on any indebtedness for borrowed money totaling over $50,000,000 and our obligation to repay such indebtedness is accelerated, and this repayment obligation remains accelerated for 10 days after we receive a notice of default by the trustee or holders of 25% of the outstanding principal amount of the affected debt securities.

•	We file for bankruptcy, or certain other events in bankruptcy, insolvency or reorganization occur.

      Remedies if an Event of Default Occurs. If an event of default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount (or, in the case of original issue discount securities, the portion of the principal amount that is specified in the terms of the affected debt security) of all the debt securities of that series, plus accrued interest, to be due and immediately payable. This is called a declaration of acceleration of maturity. However, a declaration of acceleration of maturity may be cancelled, but only before a judgment or decree based on the acceleration has been obtained, by the holders of at least a majority in principal amount of the debt securities of the affected series.

      Reference is made to the prospectus supplement relating to any series of debt securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount securities upon the occurrence of an event of default and its continuation.

      Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability, called an indemnity. If reasonable indemnity is provided, the holders of a majority of the outstanding principal amount of the securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture.

      Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured.

•	The holders of at least 25% of the outstanding principal amount of all the securities of the relevant series must make a written request that the trustee take action because of an event of default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must have not taken action for 60 days after receipt of the above written request and offer of indemnity and no directions inconsistent with the above written request must have been given to the trustee during such period.

      However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date.

      STREET NAME AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW TO GIVE

NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

      We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default and indicating the nature and status of the default.

Concerning the Trustee

      The trustee under the indenture is Wells Fargo Bank, N.A.

      The indenture contains certain limitations on the right of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in certain other transactions; however, if after an event of default has occurred and is continuing, the trustee acquires any conflicting interest (as described in the indenture) it must eliminate such conflict or resign.

PLAN OF DISTRIBUTION

      We may sell debt securities:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents; and

•	to investors directly in negotiated sales or in competitively bid transactions.

      Any underwriter or agent involved in the offer and sale of any series of the debt securities will be named in the prospectus supplement.

      The prospectus supplement for each series of debt securities will describe:

•	the terms of the offering of those debt securities, including the name of the agent or the name or names of any underwriters;

•	the public offering or purchase price;

•	any discounts and commissions to be allowed or paid to the agent or underwriters and all other items constituting underwriting compensation;

•	any discounts and commissions to be allowed or paid to dealers; and

•	other specific terms of the particular debt securities.

      Only the agents or underwriters named in a prospectus supplement are agents or underwriters in connection with the debt securities being offered by that prospectus supplement.

      Underwriters, agents and dealers may be entitled, under agreements with us, to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933.

      Underwriters to whom debt securities are sold by us for public offering and sale are obliged to purchase all of those particular debt securities if any are purchased. This obligation is subject to certain conditions and may be modified in the applicable prospectus supplement.

      Each series of debt securities will be a new issue of securities and will not have an established trading market. Unless otherwise indicated in the applicable prospectus supplement, we will not list any series of debt securities on an exchange. No assurance can be given that you will be able to resell any debt securities that you may purchase.

      Underwriters, dealers or agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

VALIDITY OF THE DEBT SECURITIES

      Unless otherwise indicated in the applicable prospectus supplement, the validity of the debt securities offered hereby will be passed upon for us by Deborah Ackerman, Vice President — General Counsel.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents we file at the SEC’s public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information as well as the information included in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the debt securities.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2002; and

•	Current Reports on Form 8-K dated February 28 and July 30, 2002.

Any party to whom this prospectus is delivered, including a holder in street name, may request a copy of these filings (other than any exhibits unless specifically incorporated by reference into this prospectus), at no cost, by writing or telephoning us at the following address:

Southwest Airlines Co.
Investor Relations
P.O. Box 36611, HDQ-6FC
2702 Love Field Drive
Dallas, Texas 75235
(214) 792-4000

$350,000,000

Southwest Airlines Co.

5 1/4% Notes Due 2014

PROSPECTUS SUPPLEMENT
September 14, 2004

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